

January 10, 2007

Mr. Richard N. Jeffs
President
Vallenar Holdings, Inc.
3388 Via Lido, Fourth Floor
Newport Beach, California 92663

> **Re:** **Vallenar Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 13, 2006**
> **File No. 333-139312**

Dear Mr. Jeffs:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   We note your disclosure on page 8 that you have used a price of $0.189 per share to calculate the *registration fee*. Please revise the cover page and other appropriate places in the prospectus to indicate a specific *offering price*. For example, revise the registration fee table and disclose the determination of the offering price as required by Item 505 of Regulation S-B.

2.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make

corresponding changes to all affected disclosure, wherever it appears in your document.

3.   Please update your disclosure with each amendment to the most recent practicable date. For instance, please disclose any updates regarding the merger between Brek and Gasco Energy, such as when it is expected to be consummated. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

4.   Include updated financial statements as required by Regulation S-B Item 310(g) in your amended filing.

Prospectus Summary, page 2

5.   Eliminate the suggestion that the summary "may not contain" all important information. The summary should summarize all material disclosure found in the document.

6.   Please expand your disclosure to more clearly describe your stage of operations and the status of each aspect of your business.

7.   We note here and throughout your document, you refer to yourself as a "development stage company" which has a special meaning in the extractive industries. Please revise your description throughout your document to indicate you are an "exploration stage company" in order to comply with the requirements of SFAS 7.

Risk Factors, page 3

8.   Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Vallenar Energy Corp. our operating subsidiary, has no recent operating history as an independent company" and "If the spin-off is determined to be a taxable transaction, the common stock you receive could be subject to tax" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

9.   Rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

10.   Eliminate language that tends to mitigate the risk you discuss, such as clauses that include "while," "although," or "however." Examples include statements such as "Brek has attempted to structure the spin-off in a manner designed to assure that the transaction is tax-free to Brek's U.S. shareholders, however, if the spin-off

failed to meet all of the requirements that must be satisfied in order to be accorded tax-free treatment under the Internal Revenue Code, then the spin-off could be taxable as a dividend by Brek to its shareholders," and "Although we believe that the spin-off does not constitute a fraudulent conveyance or fraudulent transfer, a court may not agree." Instead, focus on the underlying risk, such as the harm that could result from the spin-off being a taxable transaction and/or constituting a fraudulent conveyance or fraudulent transfer. If appropriate, this information may appear later in your prospectus.

11.   We note your auditor's opinion expressing substantial doubt about your ability to continue as a going concern. Advise us of your consideration of including a risk factor to address the harm that may result from not being able to continue as a going concern. We may have further comment.

Vallenar Energy Corp. our operating subsidiary, has no recent operating history…., page 3

12.   Disclose the length of time you estimate to be able to continue operations with the cash you currently have. If this length of time is less than 12 months, please disclose the amount of money you will need to raise in order to remain operational for the next 12 months. Please include the same discussion in Management's Discussion and Analysis of Financial Condition.

We will be subject to the penny stock rules…., page 4

13.   Please revise this subheading to more accurately reflect the risks associated with being a penny-stock issuer. For example, consider revising the heading to indicate that trading of your stock may be limited or more difficult to effectuate because you are a "penny-stock" issuer.

Management's Discussion and Analysis…, page 10

Liquidity and Capital Resources, page 11

14.   Please describe any known trends or uncertainties that you have had or reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity.

15.   Please expand your discussion of liquidity to identify the expected costs to implement your plan of operation. We note your related disclosure on page 12.

16.   We note your disclosure on page 12 that you need to raise about $165,000 to cover estimated annual operating costs. We also note your statement that you "believe that [you] can raise enough money to satisfy these cash requirements."

Please provide a basis for this belief. For example, we note your statement on page 15 that you have no commitments for financing.

Certain Relationships and Related Transactions, page 22

17. You disclose in Note 6 to the financial statements that you have a note receivable from Brek. Please provide the disclosure required by Item 404 with respect to this note.

18. Please disclose how the terms of each transaction were determined and whether any of the transactions was on terms at least as favorable to you as could have been obtained from unaffiliated third parties.

Consolidated Balance Sheet, page F-2

19. Revise your balance sheet caption to refer to your oil and gas properties as unproved. Refer to paragraph 4-10(c)(7)(ii) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Organization and Basis of Presentation, page F-6

20. We note that you received a controlling interest in Vallenar Energy Corp., formed on January 27, 1999, from a related party in your initial capitalization. It appears Vallenar Energy Corp. is the predecessor organization, as defined in Regulation C, paragraph 405. Financial statements of the predecessor entity are required for all periods prior to its acquisition to provide two full years of income statements, changes in stockholders' equity and cash flows. The interim period of the predecessor prior to its acquisition on August 24, 2006, should also be provided. Include these financial statements in your amended filing, or tell us why you do not believe predecessor financial statements are required.

Note 3 – Acquisition, page F-12

21. You disclose that the acquisition of Vallenar Energy Corp. from Brek Energy Corporation was accounted for as a purchase. We also note the description of the acquisition on page 11. The transfer of Vallenar Energy Corp appears to be a transfer between entities under common control as defined in SFAS 141, paragraph D11. The assets and liabilities transferred between entities under common control should be accounted for at their historical cost. Revise your financial statements, related footnote disclosures and other disclosures in your filing accordingly. Refer to SFAS 141, paragraphs D11 and D12.

Signatures

22.   Please provide the signature of the company's controller or principal accounting
        officer.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: G. Newberry
        A. Sifford
        J. Wynn

        via facsimile
        Mary Ann Sapone, Esq.
        Richardson & Patel LLP
        (310) 208-1154